Rockford Oil Corp.

Reserve Report

As of June 30, 2013

Properties in Barton, Butler, and Stafford County, Kansas

By:

James E Melland, PE, PG
Melland Engineering, Inc.
P.O. Box 841
McPherson, Kansas 67460

August 30, 2013

Executive Summary

This report states the reserves for all of Rockford Oil Corp.'s (ROC) oil and gas properties, which are located in Barton, Butler, and Stafford County, Kansas (Table 1) as of June 30, 2013. The Anderson Lease is in Barton County and consists of 160 acres, three (3) producing wells and one (1) salt water disposal well (SWD). The Asmussen lease is in Butler County and consists of 80 acres, one (1) shut-in oil well, one (1) operated SWD, and one (1) non-operated SWD. The Sanders lease is in Stafford County and consists of 160 acres, two (2) producing wells and one (1) SWD well.

The reserves were estimated using decline curve analysis. For each lease, an initial production rate (IP) and annual decline rate were established to generate the production forecast curve, which was then entered into an economic spreadsheet to determine economic reserves. Using historical production data, the annual decline rate for the Anderson was estimated to be 2.5%, the Asmussen was estimated to be 10.0%, and the Sanders was estimated to be 6% (Table 1).

The production forecast data was entered into a 25 year 10% discounted cashflow (10% DCF) to determine the economic reserves. The cashflow is based on a net revenue interest (NRI) of 0.1275 for the Anderson lease, 0.16 for the Asmussen lease, and 0.28000140 for the Sanders lease. An oil price of $85.35/BO was used based on the 12 month average of the NCRA Kansas Common price posting of $81.35 plus $4.00. The expenses used are average expenses taken from the Joint Interest Billing statements for each lease.

The reserves for each lease are summarized in Table 1 below.

Table 1	Reserve Summary Table						
County	**Lease**	**Acres**	**Wells**	**IP, bopd**	**DR, %**	**PDP, BO**	**PUD, BO**
Barton	Anderson	160	3 oil / 1 swd	6.8	2.5	5,820	0
Butler	Asmussen	80	1 oil / 2 swd	5.0	10	0	2,653
Stafford	Sanders	160	2 oil / 1 swd	1.7	6	718	0
Totals						**6,538**	**2,653**

There is no gas production from any of the leases.

Abbreviations and Definitions

BO	Barrels Oil
BOPD	Barrels Oil Per Day
BOPY	Barrels Oil Per Year
D&A	Drilled and Abandoned (dry hole)
DCF	Discounted Cash Flow
IP	Initial Production Rate
J&A	Junked and Abandoned (plugged due to hole problems while drilling)
KGS	Kansas Geological Survey
LKC	Lansing - Kansas City formations
MCF	Thousand cubic feet
P&A	Produced and Abandoned or Plugged and Abandoned
PDP	Proven Developed Producing reserves
PDNP	Proven Developed Non-Producing reserves
PUD	Proven UnDeveloped reserves
ROC	Rockford Oil, Corp.

Introduction

Rockford Oil Corp. (ROC) is the non-operator, partial owner of three oil leases located in Barton, Butler, and Stafford County, Kansas, The three leases are the only leases ROC is involved in and make up 100% of ROC's reserves. All three leases are operator by Lasso Energy LLC.

This report states the reserves for all three of leases and was prepared for Rockford Oil, Corp. (ROC) to be included as an exhibit in a filing to be made with the SEC. The effective date of the report is June 30, 2013 and was completed on August 30, 2013.

This report was prepared in accordance with the definitions and regulations contained in Rule 4-10(a) of Regulation S-X and Regulation S-K of the U.S. Securities and Exchange Commission (SEC) and conforms to the FASB Accounting Standards Codification Topic 932.

Method of Estimation

This reserve report was prepared using all the necessary procedures and methods and 100% of ROC's reserves were reviewed. Reserves were estimated using decline curve analysis, which is an appropriate method for estimating reserves in Kansas. Historical production data was downloaded from the Kansas Geological Survey (KGS) website and recent production data was obtained from the operator. The author of this report has downloaded historical production data from the KGS website for hundreds, if not thousands, of leases and has usually found the data to be accurate and therefore appropriate for estimating reserves in Kansas. The annual production rate was plotted against time to establish a decline curve for each lease. From the decline curve, an overall historical decline rate, a forecasted decline rate, and a forecasted initial production rate (IP) was established. Current operating activities, such as stimulations, workovers, and new drills, were also used to establish the forecasted decline rate and IP. Since the leases evaluated are mature, it is assumed that the forecasted decline rate remains constant. The forecasted production data, oil prices, and expected operating and maintenance expenses were entered into a 25 year discounted cash flow economics spreadsheet to determine economic reserves.

Inherent Uncertainties of Reserve Estimates

There are three (3) main methods of estimating oil and gas reserves; 1) decline curve analysis, 2) material balance, and 3) volumetric calculations. If possible, it is best to use more than one method to reduce the uncertainty in the reserve estimates. For the typical Kansas oil reservoir, decline curve analysis is the most appropriate , if not only, method to use. Fortunately, there are numerous oil leases in Kansas that have similar decline curves, therefore, the uncertainty is limited. The main uncertainty for Kansas leases is the fact that production rates are close to the economic limit and one major unexpected lease expense can cut the reserve life of a lease short.

Primary Economic Assumptions

An oil price of $85.35/BO was used based on the average of the 12 month prior NCRA Kansas Common price posting plus a $4.00 bonus observed on the Operators Run Statements. This method follows the FASB Accounting Standards Codification Topic 932. It is assumed that oil prices will stay in the $85.35/BO range throughout the life of the reserves.

The expenses used are average expenses taken from the Joint Interest Billing statements. Operating expenses were held constant throughout the life of the reserves. It was assumed that the operator has multiple properties and that some expenses are spread out amongst all properties and the total amount of the particular expense is not included for a single property, i.e. insurance.

The cost of maintenance and repairs, such as well pulls, pump changes, and workovers, was applied as a monthly per well cost, usually $200/well/month. This method is used because Kansas wells commonly go years without being pulled and it is hard to predict when a well will need to be worked on.

It is assumed, and often realized, that the abandonment cost of a lease is equal to the salvage cost of the lease equipment, therefore, abandonment cost is not included in the economics to detemine reserves.

The Ad Valorem taxes were roughly estimated at 1.5% of the property value for the first year, then declined with the production rate.

Effects of Regulation

There are no foreseeable regulations that would affect the ability to produce the reserves listed in this report.

Reserve Report -- Anderson Lease

Company: Rockford Oil Corp.
Field: Chase-Silica, Barton County, Kansas
Lease: **Anderson** 160 Acres NW/4 28-20S-12W
Producing Zone: Arbuckle

Well	Spot	API#	Type-Status	Prime Mover
#4	**NW SW NW**	**15-009-07395-0001**	**OIL**	**Electric**
#7	**NE SE NW**	**15-009-12231**	**OIL**	**Electric**
#8	**SW SE NW**	**15-009-05244-0001**	**SWD**	
#9	**E2 SE NW**	**15-009-25773**	**OIL-NEW**	**Electric**
#1	SW NW NW Oil	15-009-00299	OIL-P&A	
#2	SE NW NW Oil	15-009-07394	OIL-P&A	
#3	NE NW NW	15-009-05638	D&A	
#5	NE SW NW	15-009-05795	D&A	
#6	SE SE NW	15-009-75883	OIL-P&A	

The Anderson lease has been producing from the Arbuckle formation since 1956. As of yearend 2012, it has produced 357,020 BO from six (6) wells. Currently, there are three (3) active producers, the #4, #7, and #9, and a salt water disposal well, the #8. The #9 well was drilled in November 2012 and the #4 well was reworked, together increasing oil production from approximately 2.5 BOPD to 10+BOPD. The current production rate is appoximately 7.4 BOPD.

Historic annual production data was used to establish an annual decline rate of 2.5%. Monthly production data was used to estimate the annual production for 2013 of 2500 BO, which was used as the IP for the forecasted production curve.

Rockford owns 0.15 WI and 0.1275 NRI.

<u>Oil</u>

PDP:	5,820 BO (net)
PDNP:	0 BO - All developed reserves are producing.
PUD:	Unknown/ Under Study - there are potential additional drilling locations in the Arbuckle and potential pay behind pipe in the Lansing - Kansas City.

Reserve Report -- Asmussen Lease

Company: Rockford Oil Corp.
Field: Asmussen, Butler County, Kansas
Lease: **Asmussen** 80 Acres W/2 SE/4 16-29S-4E
Producing Zone: Arbuckle

Well	Spot	API#	Type-Status	Prime Mover
#16-1	**E2 NW NW SE**	**15-015-23749-0001**	**SWD**	
#16-2	**S2 NW NW SE**	**15-015-23777**	**OIL - Shut-In**	**Electric**
#5	**NW SW SE**	**15-015-21205**	**SWD**	
#1	NW NW SE	15-015-70292	OIL-P&A	
#1	NW NW SE	15-015-00285	OIL? (Now 16-1?)	
#2	SW NW SE	15-015-78230	Oil-P&A	
#3	NE NW SE	15-015-78231	OIL-P&A	
#4	SW SE	15-015-78232	SWD-P&A	
#6	NW NW SE	15-015-23136	OTHER	

There was a conflict in the data sources as to which well was the #4 SWD and the #5 SWD.

The Asmussen lease has been producing from the Arbuckle formation since 1965. The production data reported on the KGS website was listed under two leases, the Amussen (1956 - 1989) and the Asmussen 16-1 (2008 - 2012). The total production as of yearend 2012 is 242,604 BO. There is one shut-in producer, #16-2, one owned and operated disposal well, #16-1 SWD, and one non-operated disposal well, #5 SWD.

The Asmussen lease was reactivated in 2008 by drilling the 16-1 oil well in October 2007 and drilling the 16-2 oil well in May 2008. The 16-1 well IP'd at 16 BOPD and produced 5 BOPD for the rest of 2008. The lease had a maximum production rate of 29 BOPD in February 2009 and quickly declined to 5 BOPD by December 2009. The production rate leveled off at 2.5 BOPD in 2012..The produced water was disposed of in the neighboring non-operated #5 SWD well, but the disposal rate was limited which in turn limited the oil production rate. Field testing showed that the 16-2 well could produce more oil than the 16-1 and 16-2 combined if it was produced without the disposal limit. In July 2012, the lower producing 16-1 oil well was converted to a disposal well to increase the disposal capacity. When the 16-2 well was pumped at a higher rate, the bottom hole plugs below the producing zone began to fail and water from deeper tested zones invaded the well.

In April 2013, permits were obtained to plug and abandon the 16-2 well and drill the 16-3 well in the same vicinity. Therefore, the reserves transfer from PDP to PUD until the 16-3 well is drilled. The PUD reserves were estimated for the new well, 16-3. Using historical production data, an annual decline rate of 10% and an IP of 1,825 BOPY (5 BOPD) was established for the forecasted production curve. A new well cost of $300,000 is used in the cashflow.

Rockford owns 0.20 WI and 0.160 NRI.

<u>Oil</u>

PDP:	0 BO
PDNP:	0 BO
PUD:	2,653 BO (net)

Reserve Report -- Sanders Lease

Company: Rockford Oil Corp.
Field: Seevers Northwest, Stafford County, Kansas
Lease **Sanders** 160 acres NW/4 1-25S-14W

Well	Spot	API#	Type-Status	Prime Mover
3	**SE NW NW**	**15-185-13136-0002**	**SWD-Active**	
5	**NE NE NW**	**15-185-19025-0001**	**OIL-Active**	**Electric**
6	**SE NE NW**	**15-185-19026-0001**	**OIL-Active**	**Electric**
1	NE NW NW	15-185-00477-0001	EOR-P&A	
2	NW NE NW	15-185-19002-0001	OIL-P&A	
4	NW SW NW	15-185-19003-0001	OIL-P&A	
7	NW SE NW	15-185-20922	D&A	
J.E. 1	SE SE NW	15-185-00894	D&A	

The Sanders lease has been producing from the Mississippian since 1965. As of yearend 2012, it has produced 441,282 BO from six (6) wells. Early in the life of the lease, wells 1 through 6 were oil producers. Wells 1 and 3 were converted to injection wells, either for enhanced oil recovery or disposal. Wells 2 and 4 were plugged and abandoned. Wells 5 and 6 are active producers, and well 3 is a salt water disposal well.

Historic production data was used to establish an annual decline rate of 6.0%. Recent monthly production data was used to estimate the forecast IP rate of 623 BOPY (1.7 BOPD).

Rockford owns 0.35 WI and 0.28000140 NRI.

<u>Oil</u>
PDP: 718 BO (net)
PDNP: 0 BO
PUD: 0 BO

Summary of Conclusions
The proved developed producing (PDP) reserves for the Anderson Lease in Barton County, Kansas are 5,820 BO (net). The PDP reserves for the Asmussen Lease in Butler County, Kansas were shifted to proved undeveloped reserves (PUD) until a replacement well is drilled. The Asmussen PUD reserves are 2,653 BO (net). The proved developed producing reserves for the Sanders Lease in Stafford County, Kansas are 718 BO.

Table 2	Reserve Table		
Reserve Category		Reserves	
		Oil (bbls)	Natural Gas (mcf)
PROVED			
Developed:			
	Barton County - Anderson Lease	5,820	0
	Butler County - Asmussen Lease	0	0
	Stafford County, Sanders Lease	718	0
	Total Proved Developed	**6,538**	**0**
Undeveloped:			
	Barton County - Anderson Lease	0	0
	Butler County - Asmussen Lease	2,653	0
	Stafford County, Sanders Lease	0	0
	Total Proved Undeveloped	**2,653**	**0**
TOTAL PROVED		**9,191**	**0**

There is no gas production from any of the leases.

Qualification Statement
The author of this report, James E. Melland, is a licensed Professional Petroleum Engineer in California (#P1806) and Kansas (#17848), a licensed Professional Geologist in California (#7166), has a Bachelors of Science degree in Geological Engineering from the University of Missouri-Rolla, and has over twenty-five (25) years of geological and petroleum engineering experience in the oil and gas industry.

James E. Melland, PE, PG

8/30/2013
Date